EXHIBIT 8



                                  PRESS RELEASE



Montreal, February 13, 1998. The Charles Rosner Brofman Family Trust announced today that it transferred 35,918,429 common shares of Cineplex Odeon Corporation to the Charles R. Bronfman Trust, the Charles Bronfman Trust and the Charles Rosner Bronfman Discretionary Trust pursuant to transactions effective as of February 12 and 13, 1998. The transactions took place by way of two private agreements in connection with an internal reorganization of the trusts' affairs.



The trusts are established for members of the Charles R. Bronfman family. The total number of shares owned by the trusts, their trustees and the persons acting jointly with them remains unchanged at 43,454,324 common shares.





Michel Boucher
Claridge Inc.
878-5243







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